SPECTRUM
SIGNAL PROCESSING

F O R . I M M E D I A T E . R E L E A S E

Spectrum Signal Processing Extends Flexibility and Power to Product Line with Xilinx Virtex-II Processing Engine Module

The ePMC-8120 offers incremental processing performance to Spectrum's flexComm signal processing subsystems

Burnaby, B.C., Canada – April 1, 2003 – Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY), a leading provider of high performance wireless signal processing and packet-voice solutions, today announced the ePMC-8120, a Xilinx® Virtex-II™ processing engine module, that can accommodate the preprocessing of computationally intensive applications including wideband communications, beamforming, co-channel interference mitigation, and phased array radar.

"We are excited that our continued partnership with Xilinx, the leading supplier of programmable logic solutions, allows Spectrum to extend our FPGA product offering with the introduction of the ePMC-8120 thereby proving more choice and flexibility," stated Sean Howe, Vice President and General Manager of the Wireless Systems Group. "By offering the highest performance FPGA in a small modular form factor, customers have the capability to add significant processing power to their system with minimal impact on the overall system size."

"The combination of Virtex-II FPGAs and Spectrum's expertise in the design of software defined radio subsystems will give our customers a competitive edge in getting their cutting edge radio products to market faster" commented Chuck Tralka, Director of Product Marketing for the Advanced Product Division at Xilinx. "Spectrum's subsystems are paving the way for rapid addition of Xilinx FPGAs, as signal processing engines, into a greater slice of the wireless infrastructure market" added Tralka.

The ePMC-8120 is a single width enhanced Processor Mezzanine Card (ePMC) that incorporates a Xilinx XC2V6000 Virtex-II FPGA with 6 million system gates. This increased density in FPGAs enables them to do complex digital signal processing functions that were not previously possible. The combination of processing power with a unique 512 MB of Dual Data Rate (DDR) SDRAM allows sophisticated algorithms to be implemented, such as those required to support beamforming. The ePMC-8120 utilizes Spectrum's Solano® Communications IC to provide up to eight 213 MB/s full-duplex, low latency, communications paths from the FPGA to Spectrum's other signal processing engines. It is also equipped with a modular high-speed front panel interface to support a variety of other I/O formats. This combination ensures that the full processing performance of the system can be utilized.

The ePMC-8120 was designed to provide significant pre-processing capabilities to Spectrum's SDR-3000 or HCDR families for IF channelization, thereby enabling a flexible platform for software-defined radio. Also provided as part of Spectrum's *quic*Comm Application Programming Interface (API) is an FPGA wrapper that abstracts the FPGA interfaces, such as the SDRAM and PCI local bus interfaces, from the users, allowing them to focus on the development of FPGA cores pertaining to their algorithm which results in shorter time-to-market.

The ePMC-8120 will be available for delivery April 15, 2003.

About Spectrum Signal Processing Inc.
Spectrum Signal Processing designs, develops and markets high performance wireless signal processing and packet-voice processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals. Leveraging its 16 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering highly flexible, reliable and high-density solutions. Spectrum subsystems are targeted for use in government communications systems, satellite hubs, cellular base stations, media gateways and next-generation voice and data switches. More information on Spectrum and its *flex*Comm and aXs™ product lines is available at www.spectrumsignal.com.

® Solano Communications IC is a registered trademark of Spectrum Signal Processing Inc.

® Xilinx is a registered trademark, and Virtex-II is a trademark of Xilinx Inc.

Spectrum Contact:
Annette Colligan
Manager of Marketing Communications
Trade and Technical Media
Phone: 604.421.5422 ext. 150
E-mail: annette_colligan@spectrumsignal.com